Exhibit 99.2

Exhibit D

By-law Provisions

Section 5. For so long as any shares of Class V Common Stock remain outstanding, the Board of Directors shall maintain a Capital Stock Committee, which committee shall consist of at least three members, and shall at all times be composed of a majority of directors each of whom the Board of Directors has determined satisfies the independence requirements required to serve on the audit committee of a company listed on the principal securities exchange on which the Class V Common Stock is listed or if the Class V Common Stock is not so listed then of a company listed on the New York Stock Exchange.

The Capital Stock Committee shall have and may exercise such powers, authority and responsibilities as may be granted by the Board of Directors in connection with the adoption of general policies governing the relationship between business groups or otherwise, including such powers, authority and responsibilities as are granted by the Board of Directors with respect to, among other things: (a) the business and financial relationships between the DHI Group (or any business or subsidiary allocated thereto) and the Class V Group (or any business or subsidiary allocated thereto) and (b) any matters arising in connection therewith. In addition, the Board of Directors shall not approve any (i) investment made by or attributed to the Class V Group, including any investment of any dividends received on the VMware, Inc. shares attributed to the Class V Group, other than (A) investments made by VMware, Inc. or (B) any reallocation related to the Retained Interest Dividend Amount or Retained Interest Redemption Amount, (ii) allocation of any acquired assets, businesses or liabilities to the Class V Group, (iii) allocation or reallocation of any assets, businesses or liabilities from one Group to the other (other than a pledge of any assets of one Group to secure obligations of the other, or any foreclosure on the assets subject to such a pledge), or (iv) resolution, or the submission to the shareholders of the Company of any resolution, setting forth an amendment to the Certificate of Incorporation to increase the number of authorized shares of Class V Common Stock or any series thereof at any time the common stock of VMware, Inc. is publicly traded on a U.S. securities exchange and VMware, Inc. is required to file reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934, in each case (i)-(iv), without the consent of the Capital Stock Committee. Any Board determination to amend, modify or rescind such general policies shall be effective only with the approval of the Capital Stock Committee. For purposes of this Section 5, all capitalized terms used in this Section 5 but not defined herein shall have the respective meanings assigned thereto in the Certificate of Incorporation.

Notwithstanding anything to the contrary contained herein, for so long as any shares of Class V Common Stock remain outstanding, this Section 5 shall not be amended or repealed (A) by the stockholders of the Corporation unless such action has received the affirmative vote of the holders of record (other than shares held by the Corporation’s Affiliates), as of the record date for the meeting at which such vote is taken, of (i) Class V Common Stock representing a majority of the aggregate voting power (other than shares held by the Corporation’s Affiliates) of Class V Common Stock present, in person or by proxy, at such meeting and entitled to vote thereon voting together as a separate class and (ii) Common Stock representing a majority of the aggregate voting power of Common Stock present, in person or by proxy, at such meeting and entitled to vote thereon or (B) by any action of the Board of Directors.